UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Amendment No. __)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Pegasi Energy Resources Corporation
 (Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

70557V 101
 (CUSIP Number)

November 22, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

__________________

1   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00826A109	13G	Page 2 of 7

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Moorin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,725,834*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 3,725,834*
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,834*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES**	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

*Includes 100,000 shares underlying currently exercisable warrants and 333,334 shares owned by the 2001 Grantor Retained Annuity Trust of the Jay Moorin, of which Jay Moorin is the trustee.

CUSIP NO. 00826A109	13G	Page 3 of 7

Item 1(a).	Name of Issuer.

Pegasi Energy Resources Corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 218 N. Broadway, Suite 204, Tyler, Texas, 75702.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of Jay Moorin (the “Reporting Person”).  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Items 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of the Reporting Person is 90 Nassau Street, 5th Floor, Princeton, New Jersey 08542.

Items 2(c).	Citizenship.

The Reporting Person is a United States citizen.

Items 2(d).	Title of Class of Securities.

Common stock, $0.001 par value per share.

Item 2(e)	CUSIP Number.

70557V 101

Items 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

CUSIP NO. 00826A109	13G	Page 4 of 7

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________.

Items 4.	Ownership.

The percentages used herein are calculated based upon 48,163,109 shares outstanding as of November 22, 2011, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 and its Current Report on Form 8-K filed on November 22, 2011. As of the close of business on November 22, 2011, the Reporting Person beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

(a)	Amount beneficially owned: 3,725,834

(b)	Percent of class: 7.7%

(c)	(i)	Sole power to vote or direct the vote: 3,725,834

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: 3,725,834

	(iv)	Shared power to dispose or direct the disposition: -0-

Items 5.	Ownership of Five Percent or Less of a Class.

CUSIP NO. 00826A109	13G	Page 5 of 7

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Items 6.	Ownership of More than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, a number of the Shares which represents more than five percent of the number of outstanding shares of the Shares.

Items 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Items 8.	Identification and Classification of Members of the Group.

Not Applicable.

Items 9.	Notice of Dissolution of Group.

Not Applicable.

Items 10.	Certifications.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00826A109	13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  December 21, 2011

*
Jay Moorin, individually

*	By:	/s/ Pasquale DeAngelis
Pasquale DeAngelis, Attorney-in-Fact

CUSIP NO. 00826A109	13G	Page 7 of 7

EXHIBIT INDEX

Exhibit Number	Exhibit Description
24.1	Power of Attorney